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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
                           TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                      RODMAN & RENSHAW CAPITAL GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                      RODMAN & RENSHAW CAPITAL GROUP, INC.
                     (NAMES OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.09 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   774877104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                           GREGORY P. QUINLIVAN, ESQ.
                      RODMAN & RENSHAW CAPITAL GROUP, INC.
                            120 SOUTH LASALLE STREET
                            CHICAGO, ILLINOIS 60603
                                 (312) 977-7800
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                WITH A COPY TO:
                             DONALD G. LUBIN, ESQ.
                         SONNENSCHEIN NATH & ROSENTHAL
                                  SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-8007

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     This Amendment supplements and amends as Amendment No. 1 the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), originally filed by Rodman & Renshaw Capital Group, Inc., a Delaware corporation (the "Company"), relating to the tender offer by Abaco Casa de Bolsa, S.A. de C.V., Abaco Grupo Financiero ("Purchaser") and a 99.99% owned subsidiary of Abaco Grupo Financiero, S.A. de C.V., a Mexican corporation ("Parent"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 23, 1993, to purchase 2,233,911 shares of common stock, par value $.09 per share, of the Company (the "Shares") at $10.50 per Share, net to the sellers thereof in cash, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 1993, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 2.  TENDER OFFER OF THE BIDDER

     Item 2 of the Schedule 14D-9 is hereby supplemented by adding the following information:

     Purchaser has amended its Offer to Purchase, dated November 23, 1993, to provide that upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and thereby purchase, and will pay for 2,363,003 Shares, constituting the sum of 2,233,911 Shares, which is equal to 51% of the outstanding Shares, plus 129,092 Shares, which is equal to 51% of the excess of the number of vested Company employee stock options (or options that would vest prior to the scheduled expiration of the Offer) over the number of such options that are to be cancelled prior to the expiration of the Offer.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        RODMAN & RENSHAW CAPITAL GROUP, INC.

                                        By:  /s/ PETER J. SCHILD
                                            Peter J. Schild
                                            Chief Financial Officer and
                                            Executive Vice President

Dated: December 7, 1993